ORIGINAL

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



02051854

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS



RECD S.E.C.
AUG 13 2002

Sequoia Residential Funding, Inc.	00001176320
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)

Form 8-K for August 13, 2002	333-90772 -01
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

N/A

(Name of Person Filing the Document (if Other Than the Registrant)

53310
Sequoia 9
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mill Valley, State of California, on August 12, 2002.

SEQUOIA RESIDENTIAL FUNDING, INC.

By: 
John H. Isbrandtsen
Vice President

53310
Sequoia 9
Form SE (Computational Materials)

Exhibit Index

IN ACCORDANCE WITH RULE 311(H) REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

SEQUOIA RESIDENTIAL FUNDING, INC.

Sequoia Mortgage Trust 9

53310
Sequoia 9
Form SE (Computational Materials)

Computational Materials

$558,266,000
Approximately

Sequoia Mortgage Trust 9

Mortgage Pass-Through Certificates
Adjustable Rate Residential Mortgage Loans

RWT Holdings, Inc.
Seller

Sequoia Residential Funding, Inc.
Depositor

Morgan Stanley Dean Witter Credit Corporation
GreenPoint Mortgage Funding, Inc.
Servicers

Sequoia Mortgage Trust 9

$558,266,000 (Approximate, Subject to Final Collateral)

Publicly Offered Certificates

Adjustable Rate Residential Mortgage Loans

Class	Principal Balance (1)	WAL (Yrs) (Call/Mat) (2)	Pymt Window (Mnths) (Call/Mat) (2)	Certificate Interest Rates	Tranche Type	Expected Ratings S&P/Moody's/Fitch
1A	$381,689,000	3.94 / 4.27	1-121 / 1-361	Floater (3)	Senior	[AAA/Aaa/AAA]
2A	$168,875,000	3.88 / 4.21	1-121 / 1-361	Net WAC (4)	Senior	[AAA/Aaa/AAA]
X-1A	N/A	N/A	N/A	N/A	Senior	[AAA/Aaa/AAA]
X-1B	N/A	N/A	N/A	N/A	Senior	[AAA/Aaa/AAA]
X-B	N/A	N/A	N/A	N/A	Senior	[AAA/Aaa/AAA]
A-R	100	N/A	N/A	N/A	Senior	[AAA/Aaa/AAA]
B-1	$7,702,000	6.65 / 7.35	39-121 / 39-361	Floater (5)	Subordinate	[AA/Aa2/AA]
B-2	$4,564,000	Information Not Provided Hereby		N/A	Subordinate	[A/A2/A]
B-3	$3,424,000			N/A	Subordinate	[BBB/Baa2/BBB]
B-4	$1,426,000			N/A	Subordinate	[BB/Ba2/BB]
B-5	$856,000			N/A	Subordinate	[B/B2/B]
B-6	$1,996,957			N/A	Subordinate	NR/NR
Total	**$570,533,057**					

(1) *Distributions on the Class 1A Certificates will be primarily derived from one-month and six-month LIBOR adjustable rate mortgage loans (Group 1 Mortgage Loans, as described herein). Distributions on the Class 2A Certificates will be primarily derived from six-month LIBOR adjustable rate mortgage loans (Group 2 Mortgage Loans, as described herein). Distributions on the Subordinate Certificates (as described herein) will be primarily derived from all Mortgage Loans (as described herein). Class sizes are subject to final collateral and rating agency approval and are subject to a +/- 10% variance.*

(2) *The WAL and Payment Windows to Call for the Class 1A, Class 2A and Class B-1 Certificates are shown to the Clean-Up Call Date (as described herein).*

(3) *The Class 1A Certificates will initially have an interest rate equal to one-month LIBOR plus a margin (which margin [doubles] after the Clean-Up Call Date (as described herein)), subject to the lesser of (i) Group 1 Net WAC Cap (as described herein) and (ii) [11.5]%.*

(4) *The Class 2A Certificates will have an interest rate equal to the Net WAC of the Group 2 Mortgage Loans.*

(5) *The Class B-1 Certificates will initially have an interest rate equal to one-month LIBOR plus a margin (which margin is multiplied by [1.5] after the Clean-Up Call Date (as described herein)), subject to the lesser of (i) the weighted average Net WAC of the Group 1 and Group 2 Mortgage Loans (weighted on the basis of the related subordinate components) and (ii) [11.5]%.*

Transaction Highlights

Depositor:	Sequoia Residential Funding, Inc.
Co-Lead Managers:	Morgan Stanley and Greenwich Capital Markets, Inc.
Co-Managers:	Banc of America Securities LLC and Bear Stearns & Co. Inc.
Master Servicer/ Securities Administrator:	Wells Fargo Bank Minnesota, National Association.
Trustee:	HSBC Bank USA.
Custodian:	Deutsche Bank National Trust Company.
Rating Agencies:	S&P, Moody's and Fitch will rate the Offered Certificates. It is expected that the Certificates will be assigned the credit ratings on page 2 of this preliminary Term Sheet.
Cut-off Date:	August 1, 2002.
Pricing Date:	On or about August [14/15], 2002.
Closing Date:	On or about August [28], 2002.
Distribution Dates:	The 20th day of each month (or if not a business day, the next succeeding business day), commencing in September 2002.
Certificates:	The "***Senior Certificates***" will consist of the Class 1A and Class 2A Certificates (together, the ***"Class A Certificates"***), the Class X-1A, Class X-1B, Class X-B (together, the ***"Class X Certificates"***) and Class A-R Certificates. The "***Subordinate Certificates***" will consist of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates. The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Certificates***". Only the Class 1A, Class 2A and Class B-1 Certificates (collectively, the "***Offered Certificates***") are being offered publicly.
Registration:	The Offered Certificates will be made available in book-entry form through DTC, and upon request only, through Clearstream, Luxembourg and Euroclear system.
Federal Tax Treatment:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of any of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA or other similar laws.
SMMEA Treatment:	The Senior Certificates and the Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
Clean-Up Call:	The terms of the transaction allow for a termination of the trust and retirement of the Certificates once the aggregate principal balance of the Mortgage Loans is equal to 10% or less of the sum of the (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) the Prefunding Amount (the "***Clean-Up Call Date***").

Transaction Highlights

Pricing Prepayment Speed: The Offered Certificates will be priced to a prepayment speed of 20% CPR.

Mortgage Loans: The trust will consist of 2 groups of approximately $570,533,187 adjustable rate, prime quality mortgage loans in aggregate secured by first liens on one- to four-family residential properties. The information on the Mortgage Loans described herein is based on the closing date pool of approximately $431,533,187. (the "**Initial Mortgage Loans**") It is expected that the trust will prefund approximately $139,000,000 for [2] months (the "Prefunding Period") after the closing date. All Mortgage Loans are originated in accordance with the related underwriting guidelines specified in the prospectus supplement.

Initial Group 1 Mortgage Loans: The Initial Group 1 Mortgage Loans have an aggregate principal balance as of the cut-off date of approximately $274,629,312, which equals approximately 63.6% of the Initial Mortgage Loans. Approximately 69.4% and 30.6% of the Initial Group 1 Mortgage Loans are originated by Morgan Stanley Dean Witter Credit Corporation ("MSDWCC") and GreenPoint Mortgage Funding, Inc. ("Greenpoint") respectively.

Approximately 53.4% and 46.6% of the Initial Group 1 Mortgage Loans are one-month LIBOR and six-month LIBOR indexed Mortgage Loans, respectively. Substantially all of the Initial Group 1 Mortgage Loans have original terms to maturity of approximately 25 to 30 years. Approximately 30.6% and 69.4% of the Initial Group 1 Mortgage Loans are scheduled to pay interest only for the first 5 years and 10 years, respectively. In each case, after such 5-year or 10-year interest-only term, such Initial Group 1 Mortgage Loans are scheduled to amortize on a 25-year or 15-year fully amortizing basis, respectively.

Initial Group 2 Mortgage Loans: The Initial Group 2 Mortgage Loans have an aggregate principal balance as of the cut-off date of approximately $156,903,875, which equals approximately 36.4% of the Initial Mortgage Loans, all of which are six-month LIBOR indexed loans originated by GreenPoint.

Substantially all of the Initial Group 2 Mortgage Loans are six-month LIBOR indexed mortgage loans and have original terms to maturity of approximately 30 years, scheduled to pay interest only for the first 5 years, after which interest-only term such Initial Group 2 Mortgage Loans are scheduled to amortize on a 25-year fully amortizing basis.

Group 1 Prefunding: A deposit of approximately $120,903,875 (the initial "**Group 1 Prefunding Amount**") will be made to the Group 1 Prefunding Account on the Closing Date. On or prior to the close of the Prefunding Period, the Group 1 Prefunding Amount on deposit in the Prefunding Account will be used to purchase additional Group 1 mortgage loans (the "**Subsequent Group 1 Mortgage Loans**"), to the extent available, having similar characteristics to the MSDWCC and GreenPoint originated Initial Group 1 Mortgage Loans). Any portion of such deposit amount remaining on the last day of such Prefunding Period will be distributed as principal on the related Certificates.

Group 2 Prefunding: A deposit of approximately $18,096,125 (the initial "**Group 2 Prefunding Amount**") will be made to the Group 2 Prefunding Account on the Closing Date. On or prior to the close of the Prefunding Period, the Group 2 Prefunding Amount on deposit in the Prefunding Account will be used to purchase additional Group 2 mortgage loans (the "**Subsequent Group 2 Mortgage Loans**"), to the extent available, having similar characteristics to the GreenPoint originated Initial Group 2 Mortgage Loans). Any portion of such deposit amount remaining on the last day of such Prefunding Period will be distributed as principal on the related Certificates.

Transaction Highlights

Capitalized Interest Amount: On the Closing Date, a deposit (the "***Capitalized Interest Amount***") will be made to the Capitalized Interest Account, which will be applied to cover shortfalls in the amount of interest generated by the Initial Mortgage Loans during the Prefunding Period and the Distribution Date immediately after the Prefunding Period. The Capitalized Interest Amount will only cover shortfalls due to prefunding for the related Certificates.

Net WAC: The "***Net WAC***" of the Mortgage Loans is equal to the weighted average mortgage loan rate of the related Mortgage Loans less the servicing and master servicing fee rates.

Accrued Interest: The Class 1A and B-1 Certificates will settle flat. The Class 2A Certificates will settle with accrued interest. The price to be paid by investors for the Class 2A Certificates will include accrued interest from the Cut-Off Date up to but not including the closing date (27 days).

Accrual Period: The interest accrual period (the "***Accrual Period***") with respect to the Class 1A and Class B-1 Certificates for a given Distribution Date will be the period beginning, on the 20th day of the month (or, in the case of the first Distribution Date, the Closing Date) and ending on the 19th day of the month (on a 30/360 basis for the Class 1A and Class B-1 Certificates).

The Accrual Period with respect to the Class 2A Certificates will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).

Net WAC Cap: The weighted average of the net mortgage rates for the related Mortgage Loans (the related ***"Net WAC Cap"*** or for the Group 1 Mortgage Loans, the ***"Group 1 Net WAC Cap")***

If on any Distribution Date, the Certificate Interest Rate of the Class 1A and/or Class B-1 Certificates is subject to the related Net WAC Cap, such Certificates will be entitled to payment of an amount equal to the excess of the (i) interest accrued at the respective Certificate Interest Rate (without giving effect to the related Net WAC Cap, but only up to [11.5]%) over (ii) the amount of interest received on such Certificates based on the related Net WAC Cap, together with the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the then applicable Certificate Interest Rate without giving effect to the related Net WAC Cap, but only up to [11.5]%) (together, the related "***Basis Risk Shortfall Amount***").

Basis Risk Reserve Fund: As of the Closing Date, the ***"Basis Risk Reserve Fund"*** will be established on behalf of the Offered Certificates. The Basis Risk Reserve Fund will be funded with any excess interest available after priority 1 through 4 in "Certificates Priority of Distributions" herein. The Basis Risk Reserve Fund will not be an asset of the REMIC. The Offered Certificates will be entitled to receive payments from the Basis Risk Reserve Fund from the related Mortgage Loans in an amount equal to the related Basis Risk Shortfall Amount. Any amounts remaining in the Basis Risk Reserve Fund after such distribution will be distributed to the Class X Certificates.

Transaction Highlights

Credit Enhancement:	Senior/subordinate, shifting interest structure.
	Credit enhancement for the Senior Certificates will consist of the subordination of the Subordinate Certificates (total subordination initially [3.50]%).
	Credit enhancement for the Class B-1 Certificates will consist of the subordination of the Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates (total subordination initially [2.15]%).

Shifting Interest:

Until the first Distribution Date occurring after [August 2012], the Subordinate Certificates will be locked out from receipt of all scheduled and unscheduled principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive their pro-rata share of scheduled principal and increasing portions of unscheduled principal prepayments.

The prepayment percentages on the Subordinate Certificates are as follows:

September 2002 – August 2012	[0% Pro Rata Share]
September 2012 – August 2013	[30% Pro Rata Share]
September 2013 – August 2014	[40% Pro Rata Share]
September 2014 – August 2015	[60% Pro Rata Share]
September 2015 – August 2016	[80% Pro Rata Share]
September 2016 and after	[100%Pro Rata Share]

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates doubles, all principal (scheduled principal and prepayments) will be paid pro-rata between the Senior and Subordinate Certificates (subject to performance triggers). However, if the credit enhancement provided by the Subordinate Certificates has doubled prior to the Distribution Date in September 2005 (subject to performance triggers), then the Subordinate Certificates will be entitled to only 50% of their pro-rata share of principal (scheduled principal and prepayments).

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the applicable current senior percentage (aggregate principal balance of the related Senior Certificates, divided by the aggregate principal balance of the related Mortgage Loans) exceeds the initial senior percentage (aggregate principal balance of the related Senior Certificates as of the Closing Date, divided by the sum of (i) the aggregate principal balance of the related Mortgage Loans as of the Cut-off Date and (ii) the related Prefunding Amount) the related Senior Certificates will receive all unscheduled prepayments from the Mortgage Loans, regardless of any prepayment percentages as described above.

Allocation of Realized Losses:

Any realized losses, other than excess losses, on the Mortgage Loans will be allocated as follows: *first*, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case until the respective class principal balance has been reduced to zero; *thereafter*, pro-rata to the Class A Certificates in reduction of their Certificate principal balance.

Excess losses (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) on the Mortgage Loans will be allocated to the Class A Certificates and the Subordinate Certificates on a pro-rata basis.

Transaction Highlights

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Class A-R and Class A Certificates accrued and unpaid interest at the related Certificate Interest Rates, from the related mortgage loans.
2) Class A-R Certificate, principal allocable to such Certificate, from the related mortgage loans.
3) Concurrently to the Class A Certificates:
    i) Class 1A and Class 2A Certificates, pro-rata, principal, until their respective principal balances are reduced to zero, from the related mortgage loans.
4) Class B-1 Certificates, accrued and unpaid interest at the Class B-1 Certificate Interest Rate.
5) Class B-1 Certificates, principal allocable to such Class.
6) Class 1A and Class B-1 Certificates, in that order, the related Basis Risk Shortfall Amount (from amounts available as described in "Basis Risk Reserve Fund" herein).
7) Class X Certificates, accrued interest.
8) Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates, in sequential order, accrued and unpaid interest at the respective Certificate Interest Rate and the respective shares of principal allocable to such Classes.
9) Class A-R Certificate, any remaining amount.

To Call

Percentage of Class 1A Certificate Principal Balance Outstanding

Dates	CPR 10%	CPR 15%	CPR 20%	CPR 25%	CPR 30%
Initial	100%	100%	100%	100%	100%
8/20/2003	90	85	80	75	70
8/20/2004	81	72	63	55	48
8/20/2005	72	60	50	41	33
8/20/2006	65	51	40	30	23
8/20/2007	58	43	32	23	16
8/20/2008	51	36	25	17	11
8/20/2009	46	31	20	13	0
8/20/2010	41	26	16	0	0
8/20/2011	36	22	13	0	0
8/20/2012	32	18	10	0	0
8/20/2013	28	15	0	0	0
8/20/2014	24	12	0	0	0
8/20/2015	20	0	0	0	0
8/20/2016	17	0	0	0	0
8/20/2017	14	0	0	0	0
8/20/2018	12	0	0	0	0
8/20/2019	10	0	0	0	0
8/20/2020	0	0	0	0	0
8/20/2021	0	0	0	0	0
8/20/2022	0	0	0	0	0
8/20/2023	0	0	0	0	0
8/20/2024	0	0	0	0	0
8/20/2025	0	0	0	0	0
8/20/2026	0	0	0	0	0
8/20/2027	0	0	0	0	0
8/20/2028	0	0	0	0	0
8/20/2029	0	0	0	0	0
8/20/2030	0	0	0	0	0
8/20/2031	0	0	0	0	0
8/20/2032	0	0	0	0	0
8/20/2033	0	0	0	0	0
Average Life (years) (1)	7.43	5.24	3.94	3.07	2.49
First Principal Payment Date	9/20/2002	9/20/2002	9/20/2002	9/20/2002	9/20/2002
Last Principal Payment Date	10/20/2019	7/20/2015	9/20/2012	7/20/2010	2/20/2009

(1) 10% Optional Clean-Up Call

To Call

Percentage of Class 2A Certificate Principal Balance Outstanding

Dates	CPR 10%	CPR 15%	CPR 20%	CPR 25%	CPR 30%
Initial	100%	100%	100%	100%	100%
8/20/2003	90	85	79	74	69
8/20/2004	80	71	63	55	47
8/20/2005	72	60	50	40	33
8/20/2006	64	51	40	30	23
8/20/2007	58	43	32	23	16
8/20/2008	50	35	25	17	11
8/20/2009	44	29	19	12	0
8/20/2010	38	24	15	0	0
8/20/2011	33	20	12	0	0
8/20/2012	29	16	9	0	0
8/20/2013	25	13	0	0	0
8/20/2014	22	11	0	0	0
8/20/2015	19	0	0	0	0
8/20/2016	16	0	0	0	0
8/20/2017	14	0	0	0	0
8/20/2018	12	0	0	0	0
8/20/2019	10	0	0	0	0
8/20/2020	0	0	0	0	0
8/20/2021	0	0	0	0	0
8/20/2022	0	0	0	0	0
8/20/2023	0	0	0	0	0
8/20/2024	0	0	0	0	0
8/20/2025	0	0	0	0	0
8/20/2026	0	0	0	0	0
8/20/2027	0	0	0	0	0
8/20/2028	0	0	0	0	0
8/20/2029	0	0	0	0	0
8/20/2030	0	0	0	0	0
8/20/2031	0	0	0	0	0
8/20/2032	0	0	0	0	0
8/20/2033	0	0	0	0	0
Average Life (years) [1]	7.24	5.13	3.88	3.05	2.47
First Principal Payment Date	9/20/2002	9/20/2002	9/20/2002	9/20/2002	9/20/2002
Last Principal Payment Date	10/20/2019	7/20/2015	9/20/2012	7/20/2010	2/20/2009

(1) 10% Optional Clean-Up Call

To Call

Percentage of Class B-1 Certificate Principal Balance Outstanding

Dates	CPR 10%	CPR 15%	CPR 20%	CPR 25%	CPR 30%
Initial	100%	100%	100%	100%	100%
8/20/2003	100	100	100	100	100
8/20/2004	100	100	100	100	100
8/20/2005	100	100	100	93	84
8/20/2006	100	100	83	70	59
8/20/2007	100	90	66	52	41
8/20/2008	100	75	52	39	28
8/20/2009	94	63	41	29	0
8/20/2010	84	53	33	0	0
8/20/2011	74	44	26	0	0
8/20/2012	66	37	20	0	0
8/20/2013	57	30	0	0	0
8/20/2014	48	24	0	0	0
8/20/2015	41	0	0	0	0
8/20/2016	35	0	0	0	0
8/20/2017	30	0	0	0	0
8/20/2018	25	0	0	0	0
8/20/2019	21	0	0	0	0
8/20/2020	0	0	0	0	0
8/20/2021	0	0	0	0	0
8/20/2022	0	0	0	0	0
8/20/2023	0	0	0	0	0
8/20/2024	0	0	0	0	0
8/20/2025	0	0	0	0	0
8/20/2026	0	0	0	0	0
8/20/2027	0	0	0	0	0
8/20/2028	0	0	0	0	0
8/20/2029	0	0	0	0	0
8/20/2030	0	0	0	0	0
8/20/2031	0	0	0	0	0
8/20/2032	0	0	0	0	0
8/20/2033	0	0	0	0	0
Average Life (years) (1)	12.19	8.77	6.65	5.43	4.60
First Principal Payment Date	3/20/2009	1/20/2007	11/20/2005	3/20/2005	9/20/2004
Last Principal Payment Date	10/20/2019	7/20/2015	9/20/2012	7/20/2010	2/20/2009

(1) 10% Optional Clean-Up Call

To Maturity

Percentage of Class 1A Certificate Principal Balance Outstanding

Dates	CPR 10%	CPR 15%	CPR 20%	CPR 25%	CPR 30%
Initial	100%	100%	100%	100%	100%
8/20/2003	90	85	80	75	70
8/20/2004	81	72	63	55	48
8/20/2005	72	60	50	41	33
8/20/2006	65	51	40	30	23
8/20/2007	58	43	32	23	16
8/20/2008	51	36	25	17	11
8/20/2009	46	31	20	13	8
8/20/2010	41	26	16	9	5
8/20/2011	36	22	13	7	4
8/20/2012	32	18	10	5	3
8/20/2013	28	15	8	4	2
8/20/2014	24	12	6	3	1
8/20/2015	20	10	4	2	1
8/20/2016	17	8	3	1	0
8/20/2017	14	6	2	1	0
8/20/2018	12	5	2	1	0
8/20/2019	10	4	1	0	0
8/20/2020	8	3	1	0	0
8/20/2021	6	2	1	0	0
8/20/2022	5	2	0	0	0
8/20/2023	4	1	0	0	0
8/20/2024	3	1	0	0	0
8/20/2025	2	1	0	0	0
8/20/2026	1	0	0	0	0
8/20/2027	1	0	0	0	0
8/20/2028	0	0	0	0	0
8/20/2029	0	0	0	0	0
8/20/2030	0	0	0	0	0
8/20/2031	0	0	0	0	0
8/20/2032	0	0	0	0	0
8/20/2033	0	0	0	0	0
Average Life (years)	7.77	5.62	4.27	3.37	2.74
First Principal Payment Date	9/20/2002	9/20/2002	9/20/2002	9/20/2002	9/20/2002
Last Principal Payment Date	9/20/2032	9/20/2032	9/20/2032	9/20/2032	9/20/2032

To Maturity

Percentage of Class 2A Certificate Principal Balance Outstanding

Dates	CPR 10%	CPR 15%	CPR 20%	CPR 25%	CPR 30%
Initial	100%	100%	100%	100%	100%
8/20/2003	90	85	79	74	69
8/20/2004	80	71	63	55	47
8/20/2005	72	60	50	40	33
8/20/2006	64	51	40	30	23
8/20/2007	58	43	32	23	16
8/20/2008	50	35	25	17	11
8/20/2009	44	29	19	12	7
8/20/2010	38	24	15	9	5
8/20/2011	33	20	12	6	3
8/20/2012	29	16	9	5	2
8/20/2013	25	13	7	3	2
8/20/2014	22	11	5	2	1
8/20/2015	19	9	4	2	1
8/20/2016	16	7	3	1	0
8/20/2017	14	6	2	1	0
8/20/2018	12	5	2	1	0
8/20/2019	10	4	1	0	0
8/20/2020	9	3	1	0	0
8/20/2021	7	2	1	0	0
8/20/2022	6	2	1	0	0
8/20/2023	5	1	0	0	0
8/20/2024	4	1	0	0	0
8/20/2025	3	1	0	0	0
8/20/2026	3	1	0	0	0
8/20/2027	2	0	0	0	0
8/20/2028	1	0	0	0	0
8/20/2029	1	0	0	0	0
8/20/2030	1	0	0	0	0
8/20/2031	0	0	0	0	0
8/20/2032	0	0	0	0	0
8/20/2033	0	0	0	0	0
Average Life (years)	7.70	5.54	4.21	3.33	2.71
First Principal Payment Date	9/20/2002	9/20/2002	9/20/2002	9/20/2002	9/20/2002
Last Principal Payment Date	9/20/2032	9/20/2032	9/20/2032	9/20/2032	9/20/2032

To Maturity

Percentage of Class B-1 Certificate Principal Balance Outstanding

Dates	CPR 10%	CPR 15%	CPR 20%	CPR 25%	CPR 30%
Initial	100%	100%	100%	100%	100%
8/20/2003	100	100	100	100	100
8/20/2004	100	100	100	100	100
8/20/2005	100	100	100	93	84
8/20/2006	100	100	83	70	59
8/20/2007	100	90	66	52	41
8/20/2008	100	75	52	39	28
8/20/2009	94	63	41	29	20
8/20/2010	84	53	33	21	14
8/20/2011	74	44	26	16	9
8/20/2012	66	37	20	12	6
8/20/2013	57	30	16	8	4
8/20/2014	48	24	12	6	3
8/20/2015	41	20	9	4	2
8/20/2016	35	16	7	3	1
8/20/2017	30	13	5	2	1
8/20/2018	25	10	4	1	1
8/20/2019	21	8	3	1	0
8/20/2020	17	6	2	1	0
8/20/2021	14	5	1	0	0
8/20/2022	11	4	1	0	0
8/20/2023	9	3	1	0	0
8/20/2024	7	2	1	0	0
8/20/2025	5	1	0	0	0
8/20/2026	3	1	0	0	0
8/20/2027	2	1	0	0	0
8/20/2028	2	0	0	0	0
8/20/2029	1	0	0	0	0
8/20/2030	1	0	0	0	0
8/20/2031	0	0	0	0	0
8/20/2032	0	0	0	0	0
8/20/2033	0	0	0	0	0
Average Life (years)	12.99	9.58	7.35	6.11	5.22
First Principal Payment Date	3/20/2009	1/20/2007	11/20/2005	3/20/2005	9/20/2004
Last Principal Payment Date	9/20/2032	9/20/2032	9/20/2032	9/20/2032	9/20/2032

Group 1 Available Funds Cap Schedule

Assumptions:
20% CPR
Hard Cap: 11.5%
To Call
1 Month LIBOR: 1.78%
6 Month LIBOR: 1.73%

The available funds cap is calculated using the above noted assumptions. In addition, 1 Month LIBOR and 6 Month LIBOR each increases to 20% after the first period.

Distribution Period	Group 1 Available Funds Cap
1	3.29%
2	6.39%
3	7.78%
4	7.78%
5	7.78%
6	7.78%
7	10.43%
8 and after	11.50%

Sequoia Mortgage Trust 9

Total Mortgage Loans

As of the Cut-off Date

TOTAL CURRENT BALANCE:	$431,533,187					
NUMBER OF LOANS:	1,140					
			Minimum		**Maximum**	
AVG CURRENT BALANCE:	$378,538		$50,700		$3,000,000	
AVG ORIGINAL BALANCE:	$378,553		$50,700		$3,000,000	
WAVG LOAN RATE:	3.799	%	3.375	%	4.375	%
WAVG SERVICING FEE:	0.376	%	0.375	%	0.750	%
WAVG NET LOAN RATE:	3.424	%	3.000	%	4.000	%
WAVG GROSS MARGIN:	1.799	%	1.250	%	3.000	%
WAVG MAXIMUM LOAN RATE:	12.000	%	12.000	%	12.000	%
WAVG PERIODIC RATE CAP:	0.000	%	0.000	%	0.000	%
WAVG FIRST RATE CAP:	0.000	%	0.000	%	0.000	%
WAVG ORIGINAL LTV:	68.46	%	15.86	%	100.00	%
WAVG EFFECTIVE LTV:	66.83	%	15.86	%	95.00	%
WAVG CREDIT SCORE:	734		539		817	
WAVG ORIGINAL TERM:	334	months	300	months	360	months
WAVG REMAINING TERM:	334	months	297	months	360	months
WAVG SEASONING:	0	months	0	months	4	months
WAVG NEXT RATE RESET:	4	months	1	months	7	months
WAVG RATE ADJ FREQ:	4	months	1	months	6	months
WAVG FIRST RATE ADJ FREQ:	4	months	1	months	6	months
WAVG IO ORIGINAL TERM:	87	months	60	months	120	months
WAVG IO REMAINING TERM:	86	months	56	months	120	months

TOP STATE CONCENTRATIONS ($):	28.74% California, 11.42% Florida, 9.03 Georgia
MAXIMUM ZIP CODE CONCENTRATION ($):	1.46% 33480 (Palm Beach, Florida)

FIRST PAY DATE:	April 1, 2002	September 1. 2002
RATE CHANGE DATE:	August 1, 2002	February 1. 2003
MATURE DATE:	April 1, 2027	August 1, 2032

Sequoia Mortgage Trust 9

Total Mortgage Loans

As of the Cut-off Date

ORIGINATOR:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
GreenPoint	669	240,974,744.37	55.84	%
MSDWCC	471	190,558,442.40	44.16	
Total	1,140	431,533,186.77	100.00	%

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
6 M LIBOR	812	284,921,049.55	66.03	%
1 M LIBOR	328	146,612,137.22	33.97	
Total	1,140	431,533,186.77	100.00	%

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
ARM	1,140	431,533,186.77	100.00	%
Total	1,140	431,533,186.77	100.00	%

Sequoia Mortgage Trust 9

Total Mortgage Loans

As of the Cut-off Date

CURRENT BALANCE ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
0.01 - 100,000.00	55	4,604,579.00	1.07	%
100,000.01 - 200,000.00	283	43,102,523.83	9.99	
200,000.01 - 300,000.00	230	57,753,881.62	13.38	
300,000.01 - 400,000.00	189	66,249,171.35	15.35	
400,000.01 - 500,000.00	136	61,789,789.04	14.32	
500,000.01 - 600,000.00	84	46,215,271.88	10.71	
600,000.01 - 700,000.00	68	43,994,325.00	10.19	
700,000.01 - 800,000.00	22	16,486,900.00	3.82	
800,000.01 - 900,000.00	6	5,082,379.35	1.18	
900,000.01 - 1,000,000.00	34	33,238,200.00	7.70	
1,000,000.01 - 1,100,000.00	6	6,484,750.00	1.50	
1,100,000.01 - 1,200,000.00	2	2,400,000.00	0.56	
1,200,000.01 - 1,300,000.00	3	3,760,250.00	0.87	
1,300,000.01 - 1,400,000.00	1	1,334,375.00	0.31	
1,400,000.01 - 1,500,000.00	8	11,808,640.00	2.74	
1,600,000.01 - 1,700,000.00	1	1,615,000.00	0.37	
1,700,000.01 - 1,800,000.00	1	1,745,000.00	0.40	
1,800,000.01 - 1,900,000.00	1	1,875,000.00	0.43	
1,900,000.01 - 2,000,000.00	7	13,998,150.70	3.24	
2,100,000.01 - 2,200,000.00	1	2,200,000.00	0.51	
2,700,000.01 - 2,800,000.00	1	2,795,000.00	0.65	
2,900,000.01 - 3,000,000.00	1	3,000,000.00	0.70	
Total	1,140	431,533,186.77	100.00	%

LOAN RATE (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
3.001 - 3.500	187	83,356,832.95	19.32	%
3.501 - 4.000	720	258,972,190.73	60.01	
4.001 - 4.500	233	89,204,163.09	20.67	
Total	1,140	431,533,186.77	100.00	%

Sequoia Mortgage Trust 9

Total Mortgage Loans

As of the Cut-off Date

GROSS MARGIN (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
1.250	1	294,400.00	0.07	%
1.375	1	152,000.00	0.04	
1.500	169	71,483,716.65	16.57	
1.625	356	129,538,377.73	30.02	
1.750	48	21,492,800.00	4.98	
1.875	205	65,936,149.30	15.28	
2.000	128	53,401,404.04	12.37	
2.125	230	88,340,339.05	20.47	
2.500	1	700,000.00	0.16	
3.000	1	194,000.00	0.04	
Total	1,140	431,533,186.77	100.00	%

FIRST RATE CAP (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
0.000	1,140	431,533,186.77	100.00	%
Total	1,140	431,533,186.77	100.00	%

PERIODIC RATE CAP (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
0.000	1,140	431,533,186.77	100.00	%
Total	1,140	431,533,186.77	100.00	%

MAXIMUM LOAN RATE (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
12.000	1,140	431,533,186.77	100.00	%
Total	1,140	431,533,186.77	100.00	%

Sequoia Mortgage Trust 9

Total Mortgage Loans

As of the Cut-off Date

ORIGINAL TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
300	471	190,558,442.40	44.16	%
360	669	240,974,744.37	55.84	
Total	1,140	431,533,186.77	100.00	%

REMAINING TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
296 - 300	471	190,558,442.40	44.15	%
355 - 360	669	240,974,744.37	55.84	
Total	1,140	431,533,186.77	100.00	%

IO REMAINING TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
54 - 59	19	8,719,562.27	2.02	%
60 - 65	650	232,255,182.10	53.82	
114 - 119	13	8,949,811.60	2.07	
120 - 125	458	181,608,630.80	42.08	
Total	1,140	431,533,186.77	100.00	%

RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
8/1/2002	286	130,561,912.22	30.26	%
9/1/2002	43	16,610,225.00	3.85	
10/1/2002	1	261,000.00	0.06	
11/1/2002	1	1,500,000.00	0.35	
12/1/2002	24	12,508,862.97	2.90	
1/1/2003	606	210,770,681.58	48.84	
2/1/2003	179	59,320,505.00	13.75	
Total	1,140	431,533,186.77	100.00	%

Sequoia Mortgage Trust 9

Total Mortgage Loans

As of the Cut-off Date

ORIGINAL LTV (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
10.01 - 20.00	2	272,500.00	0.06	%
20.01 - 30.00	20	6,362,700.00	1.47	
30.01 - 40.00	48	23,103,300.70	5.35	
40.01 - 50.00	79	35,760,750.00	8.29	
50.01 - 60.00	126	50,212,517.42	11.64	
60.01 - 70.00	231	87,476,625.32	20.27	
70.01 - 80.00	514	188,274,351.58	43.63	
80.01 - 90.00	40	12,854,470.00	2.98	
90.01 - 100.00	80	27,215,971.75	6.31	
Total	1,140	431,533,186.77	100.00	%

EFFECTIVE LTV (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
15.01 - 20.00	2	272,500.00	0.06	%
20.01 - 30.00	21	6,445,200.00	1.49	
30.01 - 40.00	48	23,103,300.70	5.35	
40.01 - 50.00	79	35,760,750.00	8.29	
50.01 - 60.00	131	54,171,817.42	12.56	
60.01 - 70.00	277	110,023,178.32	25.49	
70.01 - 80.00	514	187,548,351.58	43.46	
80.01 - 90.00	37	8,541,470.00	1.98	
90.01 - 95.00	31	5,666,618.75	1.31	
Total	1,140	431,533,186.77	100.00	%

Sequoia Mortgage Trust 9

Total Mortgage Loans

As of the Cut-off Date

CREDIT SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
526 - 550	2	1,025,000.00	0.24	%
551 - 575	1	240,000.00	0.06	
576 - 600	1	82,500.00	0.02	
601 - 625	14	8,127,478.70	1.88	
626 – 650	23	9,065,105.00	2.10	
651 - 675	60	27,228,932.00	6.31	
676 - 700	151	50,073,438.02	11.60	
701 - 725	209	78,819,219.39	18.26	
726 - 750	172	67,612,974.80	15.67	
751 - 775	276	110,281,803.05	25.56	
776 - 800	199	70,918,685.81	16.43	
801 - 825	32	8,058,050.00	1.87	
Total	1,140	431,533,186.77	100.00	%

AMORTIZATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
Interest Only	1,140	431,533,186.77	100.00	%
Total	1,140	431,533,186.77	100.00	%

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
Full Documentation	541	187,912,707.35	43.55	
Alternative Documentation	457	184,637,077.40	42.79	%
Limited Documentation	135	56,605,702.02	13.12	
No Ratio	6	1,677,700.00	0.39	
No Income Verifier	1	700,000.00	0.16	
Total	1,140	431,533,186.77	100.00	%

Sequoia Mortgage Trust 9

Total Mortgage Loans

As of the Cut-off Date

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
Primary	1,030	387,888,317.04	89.89	%
Second Home	78	36,672,687.70	8.50	
Investor	32	6,972,182.03	1.62	
Total	1,140	431,533,186.77	100.00	%

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
Single Family	683	267,263,916.30	61.93	%
PUD	356	129,804,275.43	30.08	
Condominium	83	26,445,480.04	6.13	
Two-Four Family	11	4,010,765.00	0.93	
Cooperative	6	3,908,750.00	0.91	
Townhouse	1	100,000.00	0.02	
Total	1,140	431,533,186.77	100.00	%

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
Purchase	398	159,523,206.43	36.97	%
Rate/Term Refinance	416	149,749,028.64	34.70	
Cash Out Refinance	326	122,260,951.70	28.33	
Total	1,140	431,533,186.77	100.00	%

Sequoia Mortgage Trust 9

Total Mortgage Loans

As of the Cut-off Date

STATES:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	285	124,015,048.27	28.74 %
Florida	120	49,281,611.55	11.42
Georgia	120	38,947,247.35	9.03
New York	40	22,420,294.04	5.20
New Jersey	45	19,914,925.00	4.61
Arizona	74	19,271,800.00	4.47
Illinois	41	16,566,486.35	3.84
Colorado	32	14,503,975.35	3.36
Virginia	32	14,499,368.00	3.36
North Carolina	46	12,067,795.00	2.80
Massachusetts	24	9,986,550.00	2.31
Maryland	32	9,868,799.03	2.29
Pennsylvania	22	8,401,170.00	1.95
Washington	19	7,814,000.00	1.81
Connecticut	13	6,942,375.00	1.61
Ohio	29	6,441,750.00	1.49
Nevada	17	5,715,160.00	1.32
Minnesota	17	5,580,050.00	1.29
Texas	23	5,125,668.95	1.19
South Carolina	13	4,145,429.00	0.96
Oregon	13	3,957,720.00	0.92
Michigan	18	3,387,200.00	0.78
Delaware	6	3,372,207.00	0.78
Hawaii	5	3,104,000.00	0.72
Tennessee	9	2,761,500.00	0.64
Louisiana	2	1,610,000.00	0.37
Wisconsin	5	1,384,200.00	0.32
Kansas	5	1,298,460.00	0.30
Rhode Island	1	1,269,000.00	0.29
Vermont	2	900,000.00	0.21
District of Columbia	3	894,750.00	0.21
Maine	2	861,800.00	0.20
New Hampshire	2	851,250.00	0.20
New Mexico	3	839,496.88	0.19
Utah	2	579,000.00	0.13
Missouri	4	486,300.00	0.11
Indiana	2	482,000.00	0.11
Idaho	2	472,500.00	0.11
Wyoming	3	470,000.00	0.11
Montana	3	393,100.00	0.09
Alabama	2	379,200.00	0.09
North Dakota	2	270,000.00	0.06
Total	1,140	431,533,186.77	100.00 %

Sequoia Mortgage Trust 9

Group 1 Mortgage Loans

As of the Cut-off Date

TOTAL CURRENT BALANCE:	$274,629,312					
NUMBER OF LOANS:	690					
			Minimum		**Maximum**	
AVG CURRENT BALANCE:	$398,013		$54,600		$3,000,000	
AVG ORIGINAL BALANCE:	$398,031		$54,600		$3,000,000	
WAVG LOAN RATE:	3.679	%	3.375	%	4.375	%
WAVG SERVICING FEE:	0.376	%	0.375	%	0.750	%
WAVG NET LOAN RATE:	3.304	%	3.000	%	3.875	%
WAVG GROSS MARGIN:	1.718	%	1.375	%	2.500	%
WAVG MAXIMUM LOAN RATE:	12.000	%	12.000	%	12.000	%
WAVG PERIODIC RATE CAP:	0.000	%	0.000	%	0.000	%
WAVG FIRST RATE CAP:	0.000	%	0.000	%	0.000	%
WAVG ORIGINAL LTV:	69.04	%	15.86	%	100.00	%
WAVG EFFECTIVE LTV:	66.47	%	15.86	%	95.00	%
WAVG CREDIT SCORE:	729		539		817	
WAVG ORIGINAL TERM:	318	months	300	months	360	months
WAVG REMAINING TERM:	318	months	297	months	360	months
WAVG SEASONING:	0	months	0	months	3	months
WAVG NEXT RATE RESET:	3	months	1	months	7	months
WAVG RATE ADJ FREQ:	3	months	1	months	6	months
WAVG FIRST RATE ADJ FREQ:	3	months	1	months	6	months
WAVG IO ORIGINAL TERM:	102	months	60	months	120	months
WAVG IO REMAINING TERM:	102	months	58	months	120	months

TOP STATE CONCENTRATIONS ($): 24.41% California, 15.42% Florida, 7.92 Georgia

MAXIMUM ZIP CODE CONCENTRATION ($): 2.29% 33480 (Palm Beach, Florida)

	Minimum	Maximum
FIRST PAY DATE:	May 1, 2002	September 1. 2002
RATE CHANGE DATE:	August 1, 2002	February 1. 2003
MATURE DATE:	April 1, 2027	August 1, 2032

Sequoia Mortgage Trust 9
Group 1 Mortgage Loans
As of the Cut-off Date

ORIGINATOR:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
MSDWCC	471	190,558,442.40	69.39	%
GreenPoint	219	84,070,869.35	30.61	
Total	690	274,629,311.75	100.00	%

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
1 M LIBOR	328	146,612,137.22	53.39	%
6 M LIBOR	362	128,017,174.53	46.61	
Total	690	274,629,311.75	100.00	%

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
ARM	690	274,629,311.75	100.00	%
Total	690	274,629,311.75	100.00	%

Sequoia Mortgage Trust 9

Group 1 Mortgage Loans

As of the Cut-off Date

CURRENT BALANCE ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.01 - 100,000.00	45	3,811,579.00	1.39 %
100,000.01 - 200,000.00	175	26,795,417.83	9.76
200,000.01 - 300,000.00	135	33,781,404.87	12.30
300,000.01 - 400,000.00	104	36,021,755.00	13.12
400,000.01 - 500,000.00	63	28,518,760.00	10.38
500,000.01 - 600,000.00	54	29,587,075.00	10.77
600,000.01 - 700,000.00	36	23,437,475.00	8.53
700,000.01 - 800,000.00	17	12,774,300.00	4.65
800,000.01 - 900,000.00	4	3,409,379.35	1.24
900,000.01 - 1,000,000.00	24	23,476,000.00	8.55
1,000,000.01 - 1,100,000.00	6	6,484,750.00	2.36
1,100,000.01 - 1,200,000.00	2	2,400,000.00	0.87
1,200,000.01 - 1,300,000.00	3	3,760,250.00	1.37
1,300,000.01 - 1,400,000.00	1	1,334,375.00	0.49
1,400,000.01 - 1,500,000.00	8	11,808,640.00	4.30
1,600,000.01 - 1,700,000.00	1	1,615,000.00	0.59
1,700,000.01 - 1,800,000.00	1	1,745,000.00	0.64
1,800,000.01 - 1,900,000.00	1	1,875,000.00	0.68
1,900,000.01 - 2,000,000.00	7	13,998,150.70	5.10
2,100,000.01 - 2,200,000.00	1	2,200,000.00	0.80
2,700,000.01 - 2,800,000.00	1	2,795,000.00	1.02
2,900,000.01 - 3,000,000.00	1	3,000,000.00	1.09
Total:	690	274,629,311.75	100.00 %

LOAN RATE (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.001 - 3.500	184	82,752,732.95	30.13 %
3.501 - 4.000	456	171,147,574.75	62.32
4.001 - 4.500	50	20,729,004.05	7.55
Total	690	274,629,311.75	100.00 %

Sequoia Mortgage Trust 9
Group 1 Mortgage Loans
As of the Cut-off Date

GROSS MARGIN (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.375	1	152,000.00	0.06 %
1.500	158	67,821,724.90	24.70
1.625	316	114,091,324.85	41.54
1.750	23	12,019,850.00	4.38
1.875	61	18,678,077.95	6.80
2.000	47	27,171,425.00	9.89
2.125	83	33,994,909.05	12.38
2.500	1	700,000.00	0.25
Total	690	274,629,311.75	100.00 %

FIRST RATE CAP (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.000	690	274,629,311.75	100.00 %
Total	690	274,629,311.75	100.00 %

PERIODIC RATE CAP (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.000	1,140	431,533,186.77	100.00 %
Total	1,140	431,533,186.77	100.00 %

MAXIMUM LOAN RATE (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12.000	690	274,629,311.75	100.00 %
Total	690	274,629,311.75	100.00 %

Sequoia Mortgage Trust 9

Group 1 Mortgage Loans

As of the Cut-off Date

ORIGINAL TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
300	471	190,558,442.40	69.39	%
360	219	84,070,869.35	30.61	
Total	690	274,629,311.75	100.00	%

REMAINING TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
296 - 300	471	190,558,442.40	69.39	%
355 - 360	219	84,070,869.35	30.62	
Total	690	274,629,311.75	100.00	%

IO REMAINING TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
54 - 59	3	1,860,100.00	0.68	%
60 - 65	216	82,210,769.35	29.94	
114 - 119	13	8,949,811.60	3.26	
120 - 125	458	181,608,630.80	66.13	
Total	690	274,629,311.75	100.00	%

RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
8/1/2002	286	130,561,912.22	47.54	%
9/1/2002	42	16,050,225.00	5.84	
10/1/2002	1	261,000.00	0.10	
11/1/2002	1	1,500,000.00	0.55	
12/1/2002	9	6,209,400.70	2.26	
1/1/2003	336	114,956,773.83	41.86	
2/1/2003	15	5,090,000.00	1.85	
Total	690	274,629,311.75	100.00	%

Sequoia Mortgage Trust 9

Group 1 Mortgage Loans

As of the Cut-off Date

ORIGINAL LTV (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
10.01 - 20.00	2	272,500.00	0.10	%
20.01 - 30.00	9	2,839,000.00	1.03	
30.01 - 40.00	31	16,207,150.70	5.90	
40.01 - 50.00	51	23,636,750.00	8.61	
50.01 - 60.00	76	29,208,352.03	10.64	
60.01 - 70.00	129	51,517,045.32	18.76	
70.01 - 80.00	316	120,083,228.70	43.73	
80.01 - 90.00	14	6,688,010.00	2.44	
90.01 - 100.00	62	24,177,275.00	8.80	
Total	690	274,629,311.75	100.00	%

EFFECTIVE LTV (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
15.01 - 20.00	2	272,500.00	0.10	%
20.01 - 30.00	10	2,921,500.00	1.06	
30.01 - 40.00	31	16,207,150.70	5.9	
40.01 - 50.00	51	23,636,750.00	8.61	
50.01 - 60.00	81	33,167,652.03	12.08	
60.01 - 70.00	175	74,063,598.32	26.97	
70.01 - 80.00	316	119,357,228.70	43.47	
80.01 - 90.00	11	2,375,010.00	0.86	
90.01 - 95.00	13	2,627,922.00	0.96	
Total	690	274,629,311.75	100.00	%

Sequoia Mortgage Trust 9

Group 1 Mortgage Loans

As of the Cut-off Date

CREDIT SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
526 - 550	2	1,025,000.00	0.37	%
551 - 575	1	240,000.00	0.09	
576 - 600	1	82,500.00	0.03	
601 - 625	14	8,127,478.70	2.96	
626 - 650	22	8,770,705.00	3.19	
651 - 675	50	23,751,382.00	8.65	
676 - 700	84	27,288,758.02	9.94	
701 - 725	125	48,415,249.00	17.63	
726 - 750	97	43,137,213.80	15.71	
751 - 775	150	64,697,186.30	23.56	
776 - 800	123	44,268,638.93	16.12	
801 - 825	21	4,825,200.00	1.76	
Total	690	274,629,311.75	100.00	%

AMORTIZATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
Interest Only	690	274,629,311.75	100.00	%
Total	690	274,629,311.75	100.00	%

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
Alternative Documentation	457	184,637,077.40	67.23	%
Full Documentation	175	65,315,112.33	23.78	
Limited Documentation	51	22,299,422.02	8.12	
No Ratio	6	1,677,700.00	0.61	
No Income Verifier	1	700,000.00	0.25	
Total	690	274,629,311.75	100.00	%

Sequoia Mortgage Trust 9

Group 1 Mortgage Loans

As of the Cut-off Date

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
Primary	603	237,366,592.02	86.43	%
Second Home	64	32,295,987.70	11.76	
Investor	23	4,966,732.03	1.81	
Total	690	274,629,311.75	100.00	%

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
Single Family	422	177,105,729.95	64.49	%
PUD	189	70,238,376.80	25.58	
Condominium	62	19,475,690.00	7.09	
Cooperative	6	3,908,750.00	1.42	
Two-Four Family	10	3,800,765.00	1.38	
Townhouse	1	100,000.00	0.04	
Total	690	274,629,311.75	100.00	%

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
Purchase	231	100,766,896.80	36.69	%
Cash Out Refinance	234	93,044,601.70	33.88	
Rate/Term Refinance	225	80,817,813.25	29.43	
Total	690	274,629,311.75	100.00	%

Sequoia Mortgage Trust 9

Group 1 Mortgage Loans

As of the Cut-off Date

STATES:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	147	67,042,898.27	24.41 %
Florida	100	42,358,669.80	15.42
Georgia	65	21,755,501.35	7.92
New York	37	21,315,365.00	7.76
New Jersey	35	15,784,525.00	5.75
Virginia	24	12,085,818.00	4.40
Colorado	16	8,099,775.35	2.95
Maryland	25	7,922,599.03	2.88
Massachusetts	18	7,805,550.00	2.84
Arizona	23	7,583,400.00	2.76
Illinois	23	7,259,450.00	2.64
North Carolina	20	4,842,050.00	1.76
Washington	9	4,250,550.00	1.55
Connecticut	7	4,007,625.00	1.46
Pennsylvania	9	3,989,920.00	1.45
Ohio	17	3,718,550.00	1.35
Nevada	9	3,393,560.00	1.24
Delaware	5	3,147,207.00	1.15
Hawaii	5	3,104,000.00	1.13
Texas	15	3,079,088.95	1.12
Michigan	15	2,804,700.00	1.02
Tennessee	9	2,761,500.00	1.01
Minnesota	7	2,197,750.00	0.80
South Carolina	6	1,731,329.00	0.63
Oregon	5	1,521,970.00	0.55
Wisconsin	5	1,384,200.00	0.50
Kansas	5	1,298,460.00	0.47
Rhode Island	1	1,269,000.00	0.46
Louisiana	1	965,000.00	0.35
Vermont	2	900,000.00	0.33
Maine	2	861,800.00	0.31
New Hampshire	2	851,250.00	0.31
Utah	2	579,000.00	0.21
Missouri	4	486,300.00	0.18
Indiana	2	482,000.00	0.18
Wyoming	3	470,000.00	0.17
Alabama	2	379,200.00	0.14
Montana	2	300,000.00	0.11
New Mexico	2	293,500.00	0.11
North Dakota	2	270,000.00	0.10
Idaho	1	161,250.00	0.06
District of Columbia	1	115,000.00	0.04
Total:	690	274,629,311.75	100.00 %

Sequoia Mortgage Trust 9

Group 2 Mortgage Loans
As of the Cut-off Date

TOTAL CURRENT BALANCE:	$156,903,875					
NUMBER OF LOANS:	450					
			Minimum		**Maximum**	
AVG CURRENT BALANCE:	$348,675		$50,700		$1,000,000	
AVG ORIGINAL BALANCE:	$348,687		$50,700		$1,000,000	
WAVG LOAN RATE:	4.010	%	3.500	%	4.375	%
WAVG SERVICING FEE:	0.375	%	0.375	%	0.375	%
WAVG NET LOAN RATE:	3.635	%	3.125	%	4.000	%
WAVG GROSS MARGIN:	1.942	%	1.250	%	3.000	%
WAVG MAXIMUM LOAN RATE:	12.000	%	12.000	%	12.000	%
WAVG PERIODIC RATE CAP:	0.000	%	0.000	%	0.000	%
WAVG FIRST RATE CAP:	0.000	%	0.000	%	0.000	%
WAVG ORIGINAL LTV:	67.46	%	21.13	%	95.00	%
WAVG EFFECTIVE LTV:	67.46	%	21.13	%	95.00	%
WAVG CREDIT SCORE:	741		647		810	
WAVG ORIGINAL TERM:	360	months	360	months	360	months
WAVG REMAINING TERM:	360	months	356	months	360	months
WAVG SEASONING:	0	months	0	months	4	months
WAVG NEXT RATE RESET:	6	months	2	months	7	months
WAVG RATE ADJ FREQ:	6	months	6	months	6	months
WAVG FIRST RATE ADJ FREQ:	6	months	6	months	6	months
WAVG IO ORIGINAL TERM:	60	months	60	months	60	months
WAVG IO REMAINING TERM:	60	months	56	months	60	months

TOP STATE CONCENTRATIONS ($): 36.31% California, 10.96 Georgia, 7.45% Arizona

MAXIMUM ZIP CODE CONCENTRATION ($): 1.59% 92037 (San Diego/La Jolla, California)

	Minimum	Maximum
FIRST PAY DATE:	April 1, 2002	September 1. 2002
RATE CHANGE DATE:	September 1, 2002	February 1. 2003
MATURE DATE:	March 1, 2032	August 1, 2032

Sequoia Mortgage Trust 9
Group 2 Mortgage Loans
As of the Cut-off Date

ORIGINATOR:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
GreenPoint	450	156,903,875.02	100.00	%
Total	450	156,903,875.02	100.00	%

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
6 M LIBOR	450	156,903,875.02	100.00	%
Total	450	156,903,875.02	100.00	%

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
ARM	450	156,903,875.02	100.00	%
Total	450	156,903,875.02	100.00	%

Sequoia Mortgage Trust 9

Group 2 Mortgage Loans

As of the Cut-off Date

CURRENT BALANCE ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
0.01 - 100,000.00	10	793,000.00	0.51	%
100,000.01 - 200,000.00	108	16,307,106.00	10.39	
200,000.01 - 300,000.00	95	23,972,476.75	15.28	
300,000.01 - 400,000.00	85	30,227,416.35	19.26	
400,000.01 - 500,000.00	73	33,271,029.04	21.20	
500,000.01 - 600,000.00	30	16,628,196.88	10.60	
600,000.01 - 700,000.00	32	20,556,850.00	13.10	
700,000.01 - 800,000.00	5	3,712,600.00	2.37	
800,000.01 - 900,000.00	2	1,673,000.00	1.07	
900,000.01 - 1,000,000.00	10	9,762,200.00	6.22	
Total:	**450**	**156,903,875.02**	**100.00**	%

LOAN RATE (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
3.001 - 3.500	3	604,100.00	0.39	%
3.501 - 4.000	264	87,824,615.98	55.97	
4.001 - 4.500	183	68,475,159.04	43.64	
Total	**450**	**156,903,875.02**	**100.00**	%

Sequoia Mortgage Trust 9

Group 2 Mortgage Loans
As of the Cut-off Date

GROSS MARGIN (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
1.250	1	294,400.00	0.19	%
1.500	11	3,661,991.75	2.33	
1.625	40	15,447,052.88	9.84	
1.750	25	9,472,950.00	6.04	
1.875	144	47,258,071.35	30.12	
2.000	81	26,229,979.04	16.72	
2.125	147	54,345,430.00	34.64	
3.000	1	194,000.00	0.12	
Total:	450	156,903,875.02	100.00	%

FIRST RATE CAP (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
0.000	450	156,903,875.02	100.00	%
Total	450	156,903,875.02	100.00	%

PERIODIC RATE CAP (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
0.000	450	156,903,875.02	100.00	%
Total	450	156,903,875.02	100.00	%

MAXIMUM LOAN RATE (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
12.000	450	156,903,875.02	100.00	%
Total	450	156,903,875.02	100.00	%

Sequoia Mortgage Trust 9

Group 2 Mortgage Loans
As of the Cut-off Date

ORIGINAL TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
360	450	156,903,875.02	100.00	%
Total	**450**	**156,903,875.02**	**100.00**	%

REMAINING TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
355 - 360	450	156,903,875.02	100.00	%
Total	450	156,903,875.02	100.00	%

IO REMAINING TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
54 - 59	16	6,859,462.27	4.37	%
60 - 65	434	150,044,412.75	95.63	
Total:	**450**	**156,903,875.02**	**100.00**	%

RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
9/1/2002	1	560,000.00	0.36	%
12/1/2002	15	6,299,462.27	4.01	
1/1/2003	270	95,813,907.75	61.07	
2/1/2003	164	54,230,505.00	34.56	
Total	450	156,903,875.02	100.00	%

Sequoia Mortgage Trust 9

Group 2 Mortgage Loans
As of the Cut-off Date

ORIGINAL LTV (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
20.01 - 30.00	11	3,523,700.00	2.25	%
30.01 - 40.00	17	6,896,150.00	4.40	
40.01 - 50.00	28	12,124,000.00	7.73	
50.01 - 60.00	50	21,004,165.39	13.39	
60.01 - 70.00	102	35,959,580.00	22.92	
70.01 - 80.00	198	68,191,122.88	43.46	
80.01 - 90.00	26	6,166,460.00	3.93	
90.01 - 100.00	18	3,038,696.75	1.94	
Total	450	156,903,875.02	100.00	%

EFFECTIVE LTV (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
20.01 - 30.00	11	3,523,700.00	2.25	%
30.01 - 40.00	17	6,896,150.00	4.40	
40.01 - 50.00	28	12,124,000.00	7.73	
50.01 - 60.00	50	21,004,165.39	13.39	
60.01 - 70.00	102	35,959,580.00	22.91	
70.01 - 80.00	198	68,191,122.88	43.46	
80.01 - 90.00	26	6,166,460.00	3.93	
90.01 - 95.00	18	3,038,696.75	1.94	
Total	450	156,903,875.02	100.00	%

Sequoia Mortgage Trust 9
Group 2 Mortgage Loans
As of the Cut-off Date

CREDIT SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
626 - 650	1	294,400.00	0.19	%
651 - 675	10	3,477,550.00	2.22	
676 - 700	67	22,784,680.00	14.52	
701 - 725	84	30,403,970.39	19.38	
726 - 750	75	24,475,761.00	15.60	
751 - 775	126	45,584,616.75	29.05	
776 - 800	76	26,650,046.88	16.98	
801 - 825	11	3,232,850.00	2.06	
Total:	450	156,903,875.02	100.00	%

AMORTIZATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
Interest Only	450	156,903,875.02	100.00	%
Total	450	156,903,875.02	100.00	%

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
Full Documentation	366	122,597,595.02	78.14	
Limited Documentation	84	34,306,280.00	21.86	
Total	450	156,903,875.02	100.00	%

Sequoia Mortgage Trust 9
Group 2 Mortgage Loans
As of the Cut-off Date

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
Primary	427	150,521,725.02	95.93	%
Second Home	14	4,376,700.00	2.79	
Investor	9	2,005,450.00	1.28	
Total	450	156,903,875.02	100.00	%

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
Single Family	261	90,158,186.35	57.46	%
PUD	167	59,565,898.63	37.96	
Condominium	21	6,969,790.04	4.44	
Two-Four Family	1	210,000.00	0.13	
Total	450	156,903,875.02	100.00	%

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
Rate/Term Refinance	191	68,931,215.39	43.93	%
Purchase	167	58,756,309.63	37.45	
Cash Out Refinance	92	29,216,350.00	18.62	
Total	450	156,903,875.02	100.00	%

Sequoia Mortgage Trust 9
Group 2 Mortgage Loans
As of the Cut-off Date

STATES:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	138	56,972,150.00	36.31 %
Georgia	55	17,191,746.00	10.96
Arizona	51	11,688,400.00	7.45
Illinois	18	9,307,036.35	5.93
North Carolina	26	7,225,745.00	4.61
Florida	20	6,922,941.75	4.41
Colorado	16	6,404,200.00	4.08
Pennsylvania	13	4,411,250.00	2.81
New Jersey	10	4,130,400.00	2.63
Washington	10	3,563,450.00	2.27
Minnesota	10	3,382,300.00	2.16
Connecticut	6	2,934,750.00	1.87
Ohio	12	2,723,200.00	1.74
Oregon	8	2,435,750.00	1.55
South Carolina	7	2,414,100.00	1.54
Virginia	8	2,413,550.00	1.54
Nevada	8	2,321,600.00	1.48
Massachusetts	6	2,181,000.00	1.39
Texas	8	2,046,580.00	1.30
Maryland	7	1,946,200.00	1.24
New York	3	1,104,929.04	0.70
District of Columbia	2	779,750.00	0.50
Louisiana	1	645,000.00	0.41
Michigan	3	582,500.00	0.37
New Mexico	1	545,996.88	0.35
Idaho	1	311,250.00	0.20
Delaware	1	225,000.00	0.14
Montana	1	93,100.00	0.06
Total:	**450**	**156,903,875.02**	**100.00** %